UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Notice of Delisting from The Nasdaq Stock Market

As previously disclosed in the report on Form 6-K dated May 19, 2026, on May 14, 2026, MDJM LTD (the “Company”) received a written decision from the Nasdaq Hearings Panel (the “Panel”) notifying the Company that the Panel had denied the Company’s request to reinstate its listing on The Nasdaq Stock Market LLC (“Nasdaq”) and had determined to delist the Company’s Class A ordinary shares from Nasdaq.

On May 28, 2026, the Company appealed the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”).

On July 28, 2026, the Listing Council issued a decision affirming the Panel’s May 14, 2026 decision to delist the Company’s Class A ordinary shares from Nasdaq.

On August 12, 2026, the Company received a letter from Nasdaq informing the Company that the Nasdaq Board of Directors had declined to call the Listing Council’s July 28, 2026 decision for review. Accordingly, pursuant to Nasdaq Listing Rule 5820(e)(6), the decision of the Listing Council represents Nasdaq’s final action in this matter.

Nasdaq advised the Company that it will follow the procedures set forth in Nasdaq Listing Rule 5830 and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended, to remove the Company’s Class A ordinary shares from listing on Nasdaq.

The Company’s Class A ordinary shares are currently quoted on the OTCQB Venture Market under the ticker symbol “UOKAF.”

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: August 17, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors